Exhibit 99.1

NEWS RELEASE

Illegal Work Stoppage at El Cubo Lease Facilities
______________________________________________________________________________

Vancouver, Canada – October 9, 2012 - Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD) announces that an illegal work stoppage is now underway that is currently blocking Company management and subsidiaries personnel from accessing certain facilities held under lease near the El Cubo mine located in the state of Guanajuato, Mexico.  To date, the blockade has been relatively peaceful.

Several non-union contract workers have blocked access to the Peregrina mine and the Las Torres mine, plant and administrative offices under lease to Compania Minera del Cubo, a subsidiary of Endeavour.  No formal complaints have been made against Endeavour or its subsidiaries and no strike notice has been filed so the work stoppage is illegal.  Endeavour has contacted the Mexican government authorities and taken all the legal steps necessary to declare the stoppage illegal and cease the blockade.

El Cubo mine operations have not been interrupted and union workers continue to produce and stockpile ore as usual.  Endeavour’s wholly owned El Cubo leach plant has been unaffected by the work stoppage thus far but will run out of concentrates from the Las Torres plant soon.  The Las Torres mine and flotation plant are now shut down, and mining operations have ceased at the Peregrina mine until further notice.

The Company operates the Las Torres plant at the rate of 1000-1200 tonnes per day but the plant has a capacity of 1850 tonnes per day so the mill should be able to process any ore stockpiled as a result of the current work stoppage once it is re-opened.  If resolved shortly, the work stoppage should not negatively impact Endeavour’s production guidance for 2012.

Bradford Cooke, CEO and Director, commented, “We are surprised and disappointed that our non-union contract workers decided to take an illegal labour action without a single discussion with management.  Endeavour’s approach to, and record of, labour relations is one of respectful discussion and peaceful resolution, not aggressive disputes and illegal actions.”

“My message to these workers is to immediately cease your illegal work stoppage and blockade of the Peregrina mine and Las Torres mine, plant and administrative offices, and return to work in a regular manner.  If you have some labour complaints, we invite you to sit down with management and discuss them in a constructive manner.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.